

September 2, 2011

<u>Via E-mail</u>
Thomas Kidrin, President
Worlds Online, Inc.
11 Royal Road
Brookline, MA 02445

> **Re:**   **Worlds Online Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed August 4, 2011**
> **File No. 000-54433**

Dear Mr. Kidrin:

　　We have reviewed the above-referenced filing and the related response letter dated July 29, 2011 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, prior comments refer to those in our letter dated July 7, 2011.

<u>General</u>

1.　　We note your response to prior comment 2. You assert under paragraph (iii) of your response that the "parent" is a reporting company, has been a reporting company for at least the last 90 days and is current in its Exchange Act filings. However, Staff Legal Bulletin No. 4 Section 4.B.3.b. relates to whether the "subsidiary" meets these requirements. Please revise as necessary. Additionally, please provide us with your analysis as to whether the purpose of the spin-off is to create a public market in the shares of a company that has minimal operations or assets.

2.　　Your disclosures on page 3 indicate that as a result of the spin-off transaction, the company will be free to engage in business development efforts completely independently of patent portfolio enforcement actions of World's Inc. Describe the extent to which Worlds Inc's historical operations involved defending their patents through litigation and explain further why management believes that separating the patent enforcement business from the development of your virtual worlds business will provide value to your shareholders. In addition explain the business purpose behind not transferring the patent's ownership to Worlds Online.

3.　　We note your response to prior comments 17 and 18; however, it remains unclear whether the Worlds Online transaction was properly accounted for as a spin-off or whether this transaction qualifies for reverse spin-off accounting. So that we may further evaluate your accounting and your financial statement presentation, please explain in reasonable detail the following as it relates to this transaction:

- We note from Worlds Inc. December 31, 2010 Form 10-K that Worlds Inc. generated revenues from the sale of VIP subscriptions to the Worlds Ultimate 3-D Chat services, software licenses and software development services.   Tell us which of these revenue generating activities were retained by Worlds Inc. and which were transferred to Worlds Online and whether any change to this is planned for the future;

- Provide a detailed discussion of the valuation methodologies and assumptions used in determining the fair values for both Worlds Inc. and Worlds Online. In connection therewith, describe specifically the methodology by which you valued the patent technologies owned by Worlds Inc. as well as the technology license held by Worlds Online. Include in your response a description of the material terms of the license agreement and how you considered such terms in your valuation. Material terms would include, but not necessarily be limited to, the following: license fees payable to Worlds Inc., minimum non-cancellable period covered by the license and any renewal or extension terms, exclusivity of license held by Worlds Online, sublicense rights held by Worlds Online, rights and obligations in connection with patent infringement actions initiated or completed by Worlds Inc., rights to technology maintenance and upgrades held by Worlds Online, and the terms under which the license agreement between Worlds Inc. and Worlds Online can be modified in any way (for example, whether senior management of Worlds Inc. can unilaterally modify the terms, and whether modifications require shareholder approval); and

- Tell us which of the entities will assume each of the liabilities as reflected on Worlds Inc's March 31, 2011 balance sheet; and

Please note that once we have analyzed your response to the above items, we will have further comments as it relates to the historical financial statements provided in your registration statement.

Item 1. Business, page 3

Our Technology, page 4

4.   We refer to prior comments 9 and 10. Please revise your document to clearly identify any third-party reports cited. In this regard, we note you have not identified the publication containing the quote by Fleishman Hillard. In addition, notwithstanding your response, we reissue prior comment 10. Please provide us with marked copies of any third-party materials referenced in your filing and include for each report or publication a cross-reference to the page number in your document where the marked text appears.

Representative Alliances and Customers, page 6

5.   We note your added disclosure in response to prior comment 11 including the fact that Pearson PLC accounted for 99.7% of Worlds Inc. revenues in fiscal 2010. Please describe in greater detail the agreements between Pearson PLC and Worlds Inc. and any agreements related to your company's assumption of Worlds Inc.'s obligation to Pearson PLC. In addition, please file the agreements as exhibits to your Form 10 pursuant to Item 601(b)(10) of Regulation S-K or advise.

Report of Independent Registered Public Accounting Firm, page 26

6.   Revise to include a properly dated report of your independent registered public accounting firm pursuant to Rule 2-02(a) of Regulation S-X.

Item 15. Financial Statements and Exhibits, page 57

Exhibit 10.3. License Agreement

7.   Please include in its entirety with your revised filing an executed, final version of the license agreement between your Company and Worlds, Inc. All information, including U.S. patent numbers, should be included. You should also include any exhibits or schedules that accompany the agreement.

        You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551-3457 with any other questions. If you require further assistance thereafter, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel

cc: Via E-mail
        Irving Rothstein
        Feder Kaszovitz LLP